Goldman, Sachs & Co.	85 Broad Street	New York, New York 10004
Tel: 212-902-1000

September 18, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Warner Chilcott Limited
Filed on Form S-1
Registration No. 333-134893

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 1, 2006 and the date hereof 37,469 copies of the Preliminary Prospectus dated September 1, 2006 were distributed as follows: 34,666 to 9 prospective underwriters; 2,660 to 2,660 institutional investors; 0 to 0 prospective dealers, 6 to 1 individual; 9 to 3 rating agencies and 128 to 7 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 1:00pm on September 20, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

J.P MORGAN SECURITIES INC.

MORGAN STANLEY & CO. INCORPORATED

As Representatives of the

Prospective Underwriters

By:	Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

On behalf of the several Prospective Underwriters